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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                               (Amendment No. 2)*


                                  Voxware, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)


                                    92906L105
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                                 (CUSIP Number)


                                  DAVID B. LEVI
                                C/O VOXWARE, INC.
                            168 FRANKLIN CORNER ROAD
                             LAWRENCEVILLE, NJ 08648
                                 (609) 514-4100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 11, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 92906L105                                            Page 2 of 6 Pages


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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        David B. Levi
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) X
                (b)
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS

        PF
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) |_|
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
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                                7.      SOLE VOTING POWER

                                        16,517,603 shares
                                ------------------------------------------------
                                8.      SHARED VOTING POWER

      NUMBER OF SHARES                  0 shares
   BENEFICIALLY OWNED BY        ------------------------------------------------
   EACH REPORTINIG PERSON       9.      SOLE DISPOSITIVE POWER
            WITH
                                        16,517,603 shares
                                ------------------------------------------------
                                10.     SHARED DISPOSITIVE POWER

                                        0 shares
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,517,603 shares
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)         |_|
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.8%
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14.     TYPE OF REPORTING PERSON (See Instructions)

        IN
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CUSIP NO. 92906L105                                            Page 3 of 6 Pages


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

          This Amendment No. 2 amends the Statement on Schedule 13D filed on February 14, 2005, by and on behalf of David B. Levi (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 2, is referred to herein as "Schedule 13D." This Schedule 13D is being filed to report the following:

          This Schedule 13D is being filed to report that all 14,998,137 shares of Series D Convertible Preferred Stock (the "Levi Preferred Shares) were converted on August 11, 2005, on a one-for-one basis, into 14,998,137 shares of the Issuer's Common Stock. Mr. Levi also received 570,402 shares of the Issuer's Common Stock issued as quarterly dividends on the Levi Preferred Shares. On August 11, 2005, Levi Series D Preferred Warrants were converted, on a one-for-one basis, into Common Stock Warrants to purchase 275,992 shares of the Issuer's Common Stock. Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Levi acquired the Common Stock and Common Stock Warrant Shares on August 11, 2005, when the Issuer converted all of the Issuer's Series D Convertible Preferred Stock and Series D Preferred Warrants into Common Stock and Common Stock Warrants. Mr. Levi does not have any plans that would result in:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

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CUSIP NO. 92906L105                                            Page 4 of 6 Pages


          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)   Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Levi is the record owner of 15,616,611 shares of the Issuer's Common Stock (the "Levi Shares").

                Mr. Levi holds warrants to purchase up to 275,992 shares of the Issuer's Common Stock, which warrants are immediately exercisable.

                Mr. Levi also holds options to purchase 625,000 shares of Common Stock, all shares of which are fully vested.

                Mr. Levi may be deemed to own beneficially 1.8% of the Common Stock of the Issuer, which percentage is calculated based upon 918,832,575 shares of Common Stock reported to be outstanding by the Issuer as of August 12, 2005, as adjusted pursuant to Rule 13d-3(d)(1).

                Prior to the conversion of all Series D Convertible Preferred Stock and Series D Preferred Warrants into Common Stock on August 11, 2005, and prior to the August 11, 2005 private placement, Mr. Levi was deemed to be the owner of 22.1% of the Issuer's Common Stock.

          (b)   Regarding the number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 16,517,603 shares for each Reporting Person.

                (ii) shared power to vote or to direct the vote: 0 shares for each Reporting Person.

                (iii)   sole power to dispose or to direct the disposition:
                        16,517,603 shares for each Reporting Person.

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CUSIP NO. 92906L105                                            Page 5 of 6 Pages


                (iv) shared power to dispose or to direct the disposition: 0 shares for each Reporting Person.

          (c) Except as set forth above, Mr. Levi has not effected any transaction in the Common or Warrant Shares during the last 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common or Warrant Shares beneficially owned by Mr. Levi.

          (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On August 11, 2005, Voxware, Inc. (the "Company") announced that it entered into definitive agreements with certain accredited investors in connection with a private placement of the Company's Common Stock, raising gross proceeds to the Company of approximately $6.04 million.

          Pursuant to the Purchase Agreement, the Company has issued and sold an aggregate of 188,860,967 shares of Common Stock at a purchase price of $0.032 per share for aggregate gross proceeds to the Company of $6,043,551.

          The Company is required to register for resale by the investors the common stock. In connection with the financing, the Company also agreed to execute an Amended and Restated Investor Rights Agreement and an Amendment No. 2 to the Stockholders Agreement.

          A copy of each of the Common Stock Purchase Agreement, Amended and Restated Investor Rights Agreement and Amendment No. 2 to the Stockholders Agreement are filed herewith as exhibits, and are incorporated herein by reference. The foregoing description of the issuance of Common Stock by the Company is qualified in its entirety by reference to such exhibits.


Item 7.   Material to be Filed as Exhibits.

          Exhibit I - Common Stock Purchase Agreement by and among Voxware, Inc. and the Purchasers listed on the signature pages thereto, dated as of August 11, 2005, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed August 11, 2005.

          Exhibit II - Amended and Restated Investor Rights Agreement by and between Voxware, Inc. and the Investors listed on the signature pages thereto, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed August 11, 2005.

          Exhibit III - Amendment No. 2 to Stockholders Agreement by and between Voxware, Inc. and the Holders and Investors listed on Schedule 1 thereto, incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed August 11, 2005.

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CUSIP NO. 92906L105                                            Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 26, 2005                           /s/ David B. Levi
                                                ---------------------------
                                                David B. Levi